UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CIMNET, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

959735-10-1

(CUSIP Number)

Stephen F. Halsey

General Counsel and Assistant Secretary

Invensys Systems, Inc.

26561 Rancho Parkway South

Lake Forest, CA 92630

Telephone: (949) 639-8717

Copy to:

Bryce D. Jewett III

McGuireWoods LLP

901 East Cary Street

Richmond, VA 23219

Telephone: (804) 775-1475

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 959735-10-1	13D	Page 2 of 10 pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Invensys Systems, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER None
8. SHARED VOTING POWER 5,478,458*
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,478,458*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5%
14.	Type of Reporting Person CO

*	Beneficial ownership of 5,478,458 shares of Issuer’s Common Stock referred to herein is being reported hereunder solely because Invensys Systems, Inc. may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof.

CUSIP NO. 959735-10-1	13D	Page 3 of 10 pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of CIMNET, INC., a Delaware corporation (“CIMNET”). The principal executive offices of CIMNET are located at 925 Berkshire Boulevard, Wyomissing, PA 19610.

Item 2.	Identity and Background.

This Statement is filed by Invensys Systems, Inc., a Massachusetts corporation (“Invensys”). Invensys provides products, services and solutions for the automation and optimization of plant operation in the process industries. The address of the principal office of Invensys is 33 Commercial Street, Foxboro, MA 02035. Information as to each of the executive officers and directors of Invensys is set forth on Schedule I hereto.

Invensys is an indirect, wholly-owned subsidiary of Invensys plc. Invensys plc is a British based global automation, controls and process solutions group. The address of the principal office of Invensys plc is Portland House, Bressenden Place, London, SW1E 5BF. Information as to each of the executive officers and directors of Invensys is set forth on Schedule II hereto.

During the last five years, neither Invensys or Invensys plc, nor, to Invensys’ knowledge, any of the persons referred to on Schedules I and II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

CIMNET, Invensys and Sidus Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Invensys (“Merger Sub”), have entered into a definitive Agreement and Plan of Merger, dated as of May 2, 2007 (the “Merger Agreement”) for CIMNET to be acquired by Invensys in an all-cash transaction valued at $2.43 per share of Common Stock and Preferred Stock (defined below). The total transaction value is approximately $23.27 million. As an inducement for Invensys to enter into the Merger Agreement with CIMNET, and in consideration thereof, certain stockholders of CIMNET entered into a Voting Agreement, dated as of May, 2, 2007, with Invensys, Merger Sub and CIMNET (the “Voting Agreement”). The names of such stockholders and number of shares of Common Stock owned by each is set forth in Exhibit 99.2. Such stockholders (collectively, the “Voting Holders”) beneficially own 5,478,458 shares of Common Stock. Such 5,478,458 beneficially owned shares of Common Stock consist of (i) 4,118,458 shares of Common Stock currently outstanding, (ii) 420,000 shares of Common Stock that may be issued to Voting Holders upon the exercise of warrants, and (iii) 940,000 shares of Common Stock that may be issued to Voting Holders upon the exercise of options.

As of the date of the Merger Agreement, there were (i) 7,414,044 shares of the Common Stock outstanding, and (ii) 746,965 shares of Series A Preferred Stock, $0.0001 par value per share, outstanding (the “Preferred Stock” and collectively with the Common Stock, the “Voting Stock”). There were also options and warrants for the purchase of 2,277,500 shares of Common Stock outstanding on such date. However, none of those options or warrants had been exercised as of May 11, 2007, the record date for the special meeting of stockholders of CIMNET to be held to consider approval of the Merger Agreement. The holders of the Common Stock and the holders of the Preferred Stock will vote together as a single class with respect to the Merger Agreement and each class of Voting Stock is entitled to one vote per share of stock.

CUSIP NO. 959735-10-1	13D	Page 4 of 10 pages

Invensys did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Voting Agreement. Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by this reference.

Item 4.	Purpose of Transaction.

As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, Invensys’ entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into CIMNET. At the effective time of the Merger, each outstanding share of Common Stock and Preferred Stock would be exchanged for $2.43 in cash.

The Merger Agreement has been approved by the board of directors of each of CIMNET and Invensys. The transaction is subject to approval by the holders of a majority in interest of CIMNET’s Voting Stock. The transaction is also subject to customary closing conditions and is expected to close at the end of the second quarter or beginning of the third quarter of 2007.

Pursuant to the Voting Agreement entered into in connection with the Merger Agreement, the Voting Holders, who beneficially own 5,478,458 shares of Common Stock, representing approximately 57.5% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) all issued and outstanding securities of CIMNET owned of record or beneficially by each such stockholder: (a) in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (b) against the following actions: (i) approval of any proposal made in opposition to or competition with consummation of the Merger, (ii) any Takeover Proposal (as such term is defined in the Merger Agreement) from any party other than Invensys or an affiliate of Invensys as contemplated by the Merger Agreement, (iii) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, sale or transfer of a material amount of the assets or securities of CIMNET or any of its subsidiaries (other than in connection with the Merger), (iv) any proposal or action which could reasonably be expected to impede, frustrate, prevent, prohibit, delay, interfere with, or discourage the consummation of the Merger, (v) any amendment of CIMNET’s certificate of incorporation or by-laws, which has the effect or could reasonably be expected to impede, frustrate, prevent, prohibit, delay, interfere with, or discourage the consummation of the Merger, and (vi) any dissolution, liquidation or winding up of CIMNET.

In addition, the Voting Holders cannot (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the shares subject to the Voting Agreement or any right or interest therein (“Transfer”); (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares subject to the Voting Agreement (other than the proxy contemplated in Section 3 of the Voting Agreement); or (d) deposit any of the shares subject to the Voting Agreement into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares subject to the Voting Agreement.

The Voting Agreement expires on the earlier of: (i) the termination of the Merger Agreement, or (ii) the effective time of the Merger.

The purpose of the Voting Agreement is to enable Invensys and CIMNET to consummate the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the officers and directors of Merger Sub immediately prior to the effective time of the Merger would become the officers and directors of the surviving corporation immediately following the effective time of the Merger.

CUSIP NO. 959735-10-1	13D	Page 5 of 10 pages

If the Merger is consummated as planned, CIMNET would become a wholly-owned subsidiary of Invensys and Invensys would seek to cause the Common Stock of CIMNET to be deregistered under the Exchange Act and to no longer be quoted on the OTC Bulletin Board.

Except as set forth in this Item 4, neither Invensys nor, to Invensys’ knowledge, any of the persons referred to in Schedules I and II of this Statement, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of CIMNET, or the disposition of securities of CIMNET; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CIMNET; (c) a sale or transfer of a material amount of assets of CIMNET; (d) any change in the present board of directors or management of CIMNET, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of CIMNET; (f) any other material change in CIMNET’s business or corporate structure, including but not limited to, if CIMNET is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in CIMNET’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CIMNET by any person; (h) causing a class of securities of CIMNET to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of CIMNET becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Invensys reserves the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D and as a result of the Voting Agreement, Invensys may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 5,478,458 shares of Common Stock, which represents approximately 57.5% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreement.

Apart from the terms and conditions set forth in the Voting Agreement, Invensys is not entitled to any rights of a stockholder of CIMNET. Invensys does not, other than as specified in the Voting Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of any Common Stock or Preferred Stock.

(c) Except as set forth or incorporated herein, neither Invensys nor, to Invensys’ knowledge, any of the persons referred to on Schedules I and II of this Statement, has effected any transaction in the Common Stock or the Preferred Stock during the past 60 days.

(d) John D. Richardson III who is a Voting Holder party to the Voting Agreement beneficially owns 3,460,000 shares of Common Stock, representing 45.4% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(D)(1). Mr. Richardson has the right to receive any dividends from, or proceeds from the sale of, such shares of Common Stock.

William Nyman who is a Voting Holder party to the Voting Agreement beneficially owns 451,200 shares of Common Stock, representing 5.7% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(D)(1). Mr. Nyman has the right to receive any dividends from, or proceeds from the sale of, such shares of Common Stock.

CUSIP NO. 959735-10-1	13D	Page 6 of 10 pages

Anthony Crouch who is a Voting Holder party to the Voting Agreement beneficially owns 625,312 shares of Common Stock, representing 8.2% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(D)(1). Mr. Crouch has the right to receive any dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreement, to the knowledge of Invensys, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of CIMNET, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated May 2, 2007, by and among Invensys Systems, Inc., Sidus Acquisition Corp., and CIMNET, INC. (incorporated by reference to Exhibit 2.1 to CIMNET, Inc.’s Current Report on Form 8-K dated May 3, 2007, and hereby incorporated by reference).

99.2.	Voting Agreement, dated May 2, 2007, by and among Invensys Systems, Inc., Sidus Acquisition Corp., CIMNET, Inc., and certain stockholders of CIMNET, INC. (incorporated by reference to Exhibit 99.1 to CIMNET, Inc.’s Current Report on Form 8-K dated May 3, 2007, and hereby incorporated by reference).

CUSIP NO. 959735-10-1	13D	Page 7 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2007

Invensys Systems, Inc.

By:	/s/ Stephen F. Halsey
Name:	Stephen F. Halsey
Title:	General Counsel and Assistant Secretary

CUSIP NO. 959735-10-1	13D	Page 8 of 10 pages

SCHEDULE I

Invensys Systems, Inc.

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Invensys Systems, Inc., 33 Commercial Street, Foxboro, MA 02035. Each such person is a United States citizen, except that Victoria Hull and William Spinney are citizens of the United Kingdom.

Name	Present Principal Occupation
Directors

Paulett Eberhart	President

Jay S. Ehle	Vice President, Secretary and Clerk

Fred R. Abdelahad	Vice President, Chief Financial Officer and Treasurer

Executive Officers

Paulett Eberhart	President

Jay S. Ehle	Vice President, Secretary and Clerk

Fred R. Abdelahad	Vice President, Chief Financial Officer and Treasurer

Michael S. Bradley, Sr.	Vice President

Kenneth H. Brown	Vice President

Victoria Hull	Vice President

William Spinney	Vice President

Anthony R. Franciose	Assistant Treasurer and Assistant Secretary

Stephen F. Halsey	Assistant Secretary

Kenneth Hastings	Assistant Secretary

Patricia J. Turner	Assistant Secretary

CUSIP NO. 959735-10-1	13D	Page 9 of 10 pages

SCHEDULE II

Invensys plc

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Invensys plc, Portland House, Bressenden Place, London, SW1E 5BF. Each such person is a citizen of the United Kingdom, except that Jean-Claude Guez is a citizen of France, and Ulf Henriksson is a citizen of Sweden.

Name	Present Principal Occupation
Directors

Martin Jay	Chairman

Ulf Henriksson	Chief Executive Officer

Steve Hare	Chief Financial Officer

Bay Green	Vice Chairman of Dresdner Kleinwort Wasserstein

Jean-Claude Guez	Advisory partner with Rocket Ventures LP

Michael Parker	Group Chief Executive of BNFL, the nuclear company

Executive Officers

Ulf Henriksson	Chief Executive Officer

Steve Hare	Chief Financial Officer

Victoria Hull	General Counsel and Company Secretary

CUSIP NO. 959735-10-1	13D	Page 10 of 10 pages

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Agreement and Plan of Merger, dated May 2, 2007, by and among Invensys Systems, Inc., Sidus Acquisition Corp., and CIMNET, INC. (incorporated by reference to Exhibit 2.1 to CIMNET, Inc.’s Current Report on Form 8-K dated May 3, 2007, and hereby incorporated by reference).

99.2.	Voting Agreement, dated May 2, 2007, by and among Invensys Systems, Inc., Sidus Acquisition Corp., CIMNET, Inc., and certain stockholders of CIMNET, INC. (incorporated by reference to Exhibit 99.1 to CIMNET, Inc.’s Current Report on Form 8-K dated May 3, 2007, and hereby incorporated by reference).